FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November, 2002

Commission File Number: 0-28528

ALMADEN MINERALS LTD.
(Translation of registrant's name into English)

1103 - 750 West Pender Street
Vancouver, B.C.
Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.
(Registrant)

By: /s/Duane Poliquin
(Signature)

Date: December 11, 2002

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE November 6, 2002

Trading Symbol: AMM - TSX

Mr. Ken Carter of Ascot Resources Ltd. has advised Almaden that drilling has commenced on the La Sarda gold project in Nayarit, Mexico. Ascot has completed a gradient array IP (induced polarization) geophysics survey on the La Sarda and Yago grids. The two large geophysical grids covered three of four principal veins in the La Sarda mine area, and the Guadalupe, La Tejona and La Korina vein systems in the Yago area to the south.

At La Sarda the three northeast-striking veins surveyed to date were mapped very effectively by gradient array IP and traced approximately 200 metres beyond their last known exposures. The data suggest that all three vein structures remain well defined over a strike length of 900 metres and are open for extension to the northeast. In the Yago area, south of La Sarda, the IP data appear more complex. On the west side of the grid geophysics traced the north-south striking Guadalupe vein over a distance of approximately 400 metres and defined a large area of very high resistivity corresponding to the La Tejona and La Korina vein structures.

Approximately 3,000 metres of drilling in 15 holes is planned to test targets in the La Sarda area and on the La Tejona structure. The drill will be set up initially to test La Sarda and then moved onto La Tejona in the latter part of the program. It is expected that drilling will take approximately two months to complete.

Under terms of an agreement with Almaden Minerals Ltd. and its wholly owned Mexican subsidiary, Minera Gavilan S.A. de C.V., Ascot Resources Ltd. may earn a 60-per-cent interest in the La Sarda-Yago property by incurring exploration expenditures of US$2,000,000 and issuing 500,000 shares of Ascot to Almaden.

Ascot has already issued 200,000 of its shares to Almaden and is committed to expending US$400,000 on exploration by May 1, 2003.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"
______________________
Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE November 20, 2002
Trading Symbol: AMM -TSX
www.almadenminerals.com

Galeana Project Optioned to Grid Capital Corporation

Almaden Minerals Ltd. (Almaden) has optioned the Galeana gold (Au) project in Mexico to Grid Capital Corporation (Grid), a TSX-Venture listed exploration company. Under the terms of the agreement, Grid must issue to Almaden 400,000 shares of Grid and complete exploration expenditures of US$1,000,000 by July 31, 2006 to earn a 50% interest in the project. Grid is committed to issue 100,000 shares upon TSX-Venture approval of the agreement and to complete US$250,000 in exploration expenditures by December 31, 2003. Grid may earn an additional 10% interest in the property by issuing a further 100,000 shares of Grid and spending US$1,000,000 in exploration expenditures by July 31, 2007.

The Galeana project, is located roughly 22 kilometers by all season gravel road south of the town of Guadalupe y Calvo in Chihuahua State, Mexico. Guadalupe y Calvo is connected by paved highway to Parral, a major centre. The property covers two major vein systems, the Miguel Ahumada - Estrella de Oro trend and the San Geronimo trend, both of which have had limited historic production. Production took place from 1889 to 1910, and it is estimated from historic reports that up to 100,000 ounces may have been extracted from vein material averaging 0.6 ounces per ton (opt) Au. The mines were closed in 1910, prior to the Mexican revolution. Several comprehensive evaluations of the deposits were carried out between 1902 and 1923 and are in the possession of Almaden. In these evaluations grades are reported to average 0.84 opt Au over an average of 6 feet at Miguel Ahumada, 0.42 opt over an average of 7 feet at San Geronimo, and 0.9 opt over an average of 4 feet at Estrella de Oro. Both vein systems represent classic banded quartz-adularia-carbonate low sulphidation epithermal veins. The Galeana project area is situated within the Sierra Madre Occidental, volcanic province which hosts many large low sulphidation epithermal gold-rich veins including Guadalupe y Calvo (2.0 million ounces), La Cienega (2.0 million ounces), Rosario (4.0 million ounces) and Tayoltita (6.0 million ounces).

Almaden is very pleased to be partnered with Grid, a company with a management history of conducting high quality and professional exploration programs. Almaden has felt that the Galeana project has exceptional merit as a high-grade gold target since acquiring the property and the combined talents and assets of Grid and Almaden will be focused on discovering a bonanza grade vein deposit in 2003. Including this agreement, Almaden now has five active joint venture programs involving other companies exploring Almaden projects to earn an interest in them. In addition to these Almaden has an active joint venture program underway to explore for copper-gold deposits in Mexico with BHP Billiton. Almaden will continue to focus efforts on identifying, acquiring, developing and joint-venturing high quality exploration projects in North America.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan Poliquin"
____________________
Morgan Poliquin, P. Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE November 28, 2002
Trading Symbol: AMM -TSX
www.almadenminerals.com

Drilling of High Grade Gold-Copper La Begonia Zone Commences

Almaden Minerals Ltd. (Almaden) has been informed by joint-venture partner Aurcana Corporation (Aurcana) that drilling on the San Carlos Project, northeastern Mexico has commenced. Aurcana can earn a 60% interest in the San Carlos property by spending $US 4 Million. Aurcana has issued Almaden 300,000 shares of Aurcana. Aurcana has reported the following:

"The first phase of diamond drilling, approximately 1,000 metres, in three holes will test the high-grade gold copper skarn-breccia mineralization of the La Begonia historical underground workings. Mapping and sampling of the workings by Aurcana personnel in 2002 identified an area approximately 100 metres wide by 250 metres long with abundant sulphide mineralization at the western end of the workings. It was from this area that the sampling returned the highest grades of gold and copper. Results from five separate vertical channel samples across bedding are as follows:

Length(m)*	Gold(grams/tonne)	Silver(grams/tonne)	Copper (%)
1.9	4.37	5.8	4.56
1.5	4.69	27.2	2.74
1.2	6.61	18.8	3.35
1.4	6.67	45.0	2.49
1.4	20.58	>100.0	6.99

*Limited by adit height and not by width of beds or a geological structure

Copper sulphide minerals consist of chalcopyrite and bornite. The sulphide mineralization and the associated high grades may be indicative of primary grades beneath the level of oxidation seen in most areas of the 4th level. It is the primary sulphide mineralization that the first phase of drilling will be testing.

Mapping of the underground workings combined with surface observations identified what appears to be an important structural orientation in the south and eastern portion of the San Jose area. The gold-copper bearing breccia bodies have formed along north-east trending zones which coincide with several trends identified from results of a soil geochemical survey conducted in late 2001. The significance of this controlling structure and the coincident geochemical trends is the potential to discover additional high-grade breccia-skarn bodies on the property. In general the prospective area, from La Begonia in the south to the high gold values in soils in the north, is approximately 4.0 kilometres by 1.5 kilometres. In particular, on the eastern portion of the San Jose area recent mapping has identified skarn mineralization associated with gold in soils ranging up to 2 grams/tonne. During this next phase of work and Induced Polarization ("IP") geophysical survey will be conducted over the area on the San Jose concession that indicates good potential for "copper-porphyry" mineralization. The area is overlain by anomalous copper and molybdenum in soils and one line of IP in 2001 responded with high chargeability and low resistivity."

Almaden currently has five active joint venture programs involving other companies assuming all property costs and making exploration expenditures in Almaden projects to earn an interest in them. In addition to these Almaden has an active joint venture program underway to explore for copper-gold deposits in Mexico with BHP Billiton. Almaden will continue to focus efforts on identifying, acquiring, developing and joint-venturing high quality exploration projects in North America.

For further information please contact: Morgan J. Poliquin, M. Sc., P. Eng., Director, Almaden Minerals Ltd.
email: rockman@almadenminerals.com

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan Poliquin"
___________________
Morgan Poliquin, P. Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

Report to Shareholder's - Third Quarter ended September 30, 2002 November 28, 2002

Dear Shareholders:

Good progress was achieved on a number of our projects during the third quarter.

Ascot Resources Ltd. carried out mapping and initiated drilling on our Yago gold property in Mexico. An induced polarization survey was carried out which found several strong resistivity anomalies associated with known vein structures and which extended these structures beyond known limits. Drilling was commenced and then suspended due to weather conditions and it is planned to resume later in the year.

On our Tropico copper-platinum-palladium-gold property near Mazatlan, Mexico, further drilling funded by Sumitomo Metal Mining Co. Ltd. was completed. Results are expected shortly.

A May program of mapping and sampling old re-opened underground workings carried out by Aurcana Corporation identified high grade copper-gold skarn mineralization on our San Carlos property in Tamaulipas, Mexico. A new work program including mapping, sampling, geophysical surveys and drilling is now being carried out .

In September, Noranda Exploracion Mexico, S.A. de C.V. terminated it's option on our Caballo Blanco copper-gold project in Mexico. Noranda's effort was focussed on finding a porphyry style copper deposit but was unsuccessful in identifying significant copper mineralization. As a result, we are writing down our investment in the property. Nevertheless, the gold potential of the property remains largely intact and Noranda's last hole bottomed in significant gold values. Further joint venture partners will be sought to fund gold exploration.

Ross River Minerals Inc. has an option on our Ram gold project in the Yukon. Limited drilling during the past quarter did not yield any significant values. However "trenching and mapping, carried out by Ross River Gold Ltd. in 2002, of alteration and extensive quartz-sulphide veining, containing gold, as well as the occurrence of widespread float over 0.4 g/t gold with grades up to 27.63 g/t gold provides indications of a large mineralized system" on Ross River's Tay-LP claims and the Ram claims. Further work is planned for 2003.

During the quarter, a C$350,000 program consisting mainly of drilling was carried out on our Siwash gold project east of Merritt, BC, with most drilling focussed on the Siwash North and WD veins. A total of 5012 metres of drilling were completed. This program was funded by Wheaton River Minerals Ltd. who earned a 10% interest in the property which was subsequently converted to 388,339 shares of Almaden. Results are still being compiled and will be released soon.

Subsequently to the end of the quarter, the highly prospective Galeana gold property in Mexico with historic (pre-1910) high grade production was dealt to Grid Capital Corporation on terms whereby they may earn a total 60% interest in the property with stock payments of 1,000,000 shares and US$2,000,000 in work expenditures.

Geochemical soil surveys, prospecting and trenching were conducted on the new (Fall 2001) PV gold property near Merritt, BC during September and October 2002. This work has not yet found the source of epithermal vein float under deep overburden.

A joint venture with BHP Billiton to explore a highly prospective area in Mexico for copper and gold is now underway, using grass roots exploration techniques to identify new geologic targets in the selected area. Initial field reconnaissance is helicopter supported and this will be complete in early 2003, with detailed follow up on any targets found.

2002 has been an exciting year so far with drilling have been or being carried out on five of our properties funded by others.

Thank you for your interest and support. I wish you all a happy holiday season and a successful 2003.

Almaden Minerals Ltd. is listed on The Toronto Stock Exchange - symbol AMM.

On behalf of the Board,

"Duane Poliquin"

Duane Poliquin, President

Financial Results
For the nine month period ended September 30, 2002, the Company incurred a net loss of $2,474,421 ($0.13 per share) compared to a net loss of $380,324 ($0.03 per share) for the nine month period ended September 30, 2001. The results for the current period reflect the activity of the newly amalgamated company whereas the results for the comparative period reflect the activity of Almaden Resources Corporation.

During the nine month period ended September 30, 2002, expenses were $2,931,933 compared to $245,799 during the nine month period ended September 30, 2001. The increase in expenses for the nine month period relative to last year is mostly attributable to the $2 million write-down of the Company's Caballo Blanco property in Mexico. The increase in general and administrative expenses is mostly due to the cost of amalgamation and administrative changes in Mexico. General exploration was more active and as a result increased during the current period. Also included in the current period is the cost of gold sold of $172,020 for proceeds of $493,360.

The increase in revenue during the nine month period ended September 30, 2002 as compared to the nine month period ended September 30, 2001 is due to gold sales during the current period and proceeds from its Ram mineral property over its deferred costs..

During the current period, loss on the write-down of common shares held by the Company to market value decreased in comparison to the nine month period ended September 30, 2001 which consisted of the write-down of one predecessor company's investment in the other which was eliminated on amalgamation. A gain was realized on the sale of fixed assets in the current period.

Income taxes were recovered upon claiming tax credits and applied against current taxes payable on gold sales.

During the three month quarter ended September 30, 2002, interest income increased as compared to the comparative three month quarter ended September 30, 2001 due to larger cash balances available for investment. Included in the loss for the third quarter of 2002 was the write down of the Company's investment in the Caballo Blanco property. General and administrative expenses decreased after allocating taxes paid against taxes recovered. Loss on securities decreased in the current quarter as compared to the write-down of investment in the comparative quarter.

Financial Position and Liquidity
Operating Cash Flow
Cash flow used in operations, after allowing for the effects of changes in non-cash working capital components, was $347,210 in the nine month period ended September 30, 2002 compared to $112,682 in the nine month period ended September 30, 2001.

During the three month quarter ended September 30, 2002, cash flows used in operations, after allowing for the effects of changes in non-cash working capital components, was $288,770 as compared to proceeds of $6,763 in the comparative three month quarter ended September 30, 2001.

Financing Activities
Cash was provided pursuant to two private placement financings and on the exercise of share purchase warrants during the current period.

During the three month quarter ended September 30, 2002, expenses relating to the issuance of shares pursuant to private placements reduced cash received.

Investing Activities
Cash used in the nine month period ended September 30, 2002 for investing activities totaled $518,436 compared to $126,134 during the nine month period ended September 30, 2001. During the current period, expenditures incurred on a drill program on the Elk property were recovered from Wheaton Minerals Ltd. who subsequently converted their option to acquire an interest in the property to common shares of the Company. Other exploration was undertaken on the ATW and PV properties and additional claims were staked in Mexico. The Company increased its investment in marketable securities to provide a higher rate of interest on its funds available for investment. Cash was provided on the sale of fixed assets and used to acquire further assets.

During the three month quarter ended September 30, 2002, cash of $145,710 was used for investing activities as compared to $63,799 in the three month quarter ended September 30, 2001. During the current quarter, the Company's expenditures on its mineral properties decreased as compared to the comparative quarter with more of the Company's mineral properties being optioned out to third parties who are earning their interests in the properties. Marketable securities increased in the current quarter with more cash available for investment.

Cash Resources and Liquidity
As at September 30, 2002, cash and cash equivalents amounted to $457,904 compared to $274,100 at December 31, 2001, the Company's most recent financial year-end. At September 30, 2002, the Company had working capital of $1,174,075 compared to $860,192 at December 31, 2001. Included in working capital is the Company's inventory of gold recorded at the cost of production not market value. Also, the Company is appealing the additional mineral tax assessed Fairfield Minerals Ltd. The Company has no long-term debt. Early in the subsequent quarter, the Company completed a private placement for proceeds of $907,500 to the Company. The Company's current working capital position is sufficient for its 2002 and 2003 requirements.

ALMADEN MINERALS LTD.

Consolidated Interim Balance Sheets

September 30, 2002 and December 31, 2001

	September 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS
CURRENT
Cash and cash equivalents	$457,904	274,100
Accounts receivable	217,229	121,019
Marketable securities	592,897	476,473
Inventory	274,768	446,788
TOTAL CURRENT ASSETS	1,542,798	1,318,380
FIXED ASSETS	141,027	116,660
RECLAMATION DEPOSIT	81,500	76,500
MINERAL PROPERTIES (note 3)	3,017,332	4,785,553
TOTAL ASSETS	$4,782,657	$6,297,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$39,070	$127,866
Mineral taxes payable	329,653	330,322
TOTAL CURRENT LIABILITIES	368,723	458,188

SHAREHOLDERS EQUITY
Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 4)
19,630,006 shares - September 30,2002
17,123,006 shares- December 31,2001	16,060,226	15,010,776
Deficit	(11,646,292)	(9,171,871)
TOTAL SHAREHOLDER'S EQUITY	4,413,934	5,838,905
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	4,782,657	6,297,093

APPROVED BY THE BOARD:

"Duane Poliquin"

"James E. McInnes"

ALMADEN MINERALS LTD.

Consolidated Interim Statements of Loss and Deficit

Nine month periods ended September 30, 2002 and 2001
(unaudited)

	Three Months Ended. September 30, 2002	Nine Months Ended, September 30,2002	Three Months Ended, September 30,2001	Nine Months Ended, September 30,2001
REVENUE
Gold sales		$493,360
Mineral properties		20,814
Interest income	19,654	22,996	6,446	26,237
Other income		1,500
	19,654	538,670	6,446	26,237

EXPENSES
Cost of gold sold		172,020
General and administrative expenses	(35,196)	444,273	53,143	193,010
General exploration expenses	106,240	233,539	19,741	49,182
Write-down of interests in minerals properties	2,079,087	2,082,101	1,740	3,607
	2,150,013	2,931,933	74,624	245,799
LOSS FROM OPERATIONS	(2,130,477)	(2,393,263)	(68,178)	(219,562)
LOSS ON SECURITIES	(14,400)	(47,245)	(164,055)	(164,055)
GAIN ON FIXED ASSETS		12,924
FOREIGN EXCHANGE GAIN (LOSS)	5,429	(5,460)	189	3,293

LOSS BEFORE INCOME AND RESOURCE TAXES	(2,139,448)	(2,433,044)	(232,044)	(380,324)
INCOME AND RESOURCE TAXES current recovery.	(41,377)	(41,377)
NET LOSS	(2,180,825)	(2,474,421)	(232,044)	(380,324)
DEFICIT BEGINNING OF PERIOD	(9,465,467)	(9,171,871)	(8,670,056)	(8,521,776)
DEFICIT END OF PERIOD	$(11,646,292)	$(11,646,292)	$(8,902,100)	$(8,902,100)
NET LOSS PER SHARE	$ (0.11)	$ (0.13)	$ (0.02)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	19,630,006	18,779,834	13,291,487	13,284,280

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

Nine month periods endedSeptember 30, 2002 and 2001

(unaudited)

	Three Months Ended. September 30, 2002	Nine Months Ended, September 30,2002	Three Months Ended, September 30,2001	Nine Months Ended, September 30,2001
OPERATING ACTIVITIES
Net loss	($2,180,825)	$(2,474,421)	$(232,044)	$(380,324)
Items not affecting cash
Write-down of interests in mineral properties	2,079,087	2,082,101	1,740	3,607
Depreciation	9,140	24,444	6,350	20,465
Loss on securities	14,400	47,245	164,055	164,055
Gain on sale of fixed assets		(12,924)
	(78,198)	(333,555)	(59,899)	(192,197)
Change in non-cash working capital components
Accounts receivable and Prepaid expenses	(101,031)	(96,210)	28,759	106,289
Inventory		172,020
Accounts payable and accrued liabilities	(22,214)	(88,796)	37,903	(26,774)
Mineral taxes payable	(87,327)	(669)
	(288,770)	(347,210)	6,763	(112,682)
FINANCING ACTIVITIES Issuance of shares-net of expenses	(30,662)	1,049,450	72,500	72,500
INVESTING ACTIVITIES
(Increase) decrease in marketable securities	(16,230)	(163,669)	95,241	227,970
Fixed assets purchase	(37,442)	(54,474)	(2,137)	(43,056)
Fixed assets proceeds		18,587
Mineral properties costs	(87,038)	(313,880)	(156,903)	(311,048)
Reclamation deposit	(5,000)	(5,000)
	(145,710)	(518,436)	(63,799)	(126,134)
NET CASH ( OUTFLOW) INFLOW	(465,142)	183,804	15,464	(166,316)
CASH AND CASH EQUIVALENTS,BEGINNING OF PERIOD	923,046	274,100	105,819	287,599
CASH AND CASH EQUIVALENTS, END OF PERIOD	$457,904	$457,904	$121,283	$ 121,283

ALMADEN MINERALS LTD.
Notes toConsolidated Interim Statements

September 30, 2002

(unaudited)

1. BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2001, specifically Note 1 on the Nature of Operations, Note 2 on Amalgamation and Note 3 on the Significant Accounting Policies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2001 accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair-value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure only provisions of the new standard whereby pro-forma net income and pro forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used. This disclosure is provided for stock option grants after January 1, 2002, but not for any grants prior to that date.

ALMADEN MINERALS LTD.

Note to Consolidated Interim Financial Statements

September 30, 2002
(unaudited)

MINERAL PROPERTIES	September30,2002	December 31,2001
Caballo Blanco	$516,164	$2,468,848
Option to purchase 100% interest in mineral claims in Veracruz, Mexico
ATW	119,951	46,451
Net 27% interest in mineral claims near Lac De Gras, Northwest Territories, Canada
Prospector mountain	23,855	23,855
75% interest in mineral claims in the Yukon Territory, Canada
Yago/La Sarda	758,256	738,438
100% interest in mineral claims in Nayarit State, Mexico
Elk	869,076	864,864
100% interest in mineral claims in British Columbia, Canada
Cabin Lake	68,954	128,954
100% interest in mineral dclaims in the Yukon Territory, Canada
Caribou Creek	73,534	73,534
100% interest in mineral dclaims in the Yukon Territory, Canada
MOR	61,724	59,542
100% interest in mineral claims in the Yukon Territory, Canada
San Carlos/San Jose	274,578	274,604
100% interest in the San Carlos mineral claim and 90% interest in the San Jose mineral claims in Tamaulipas State, Mexico
Tropico	35,281	41,313
40% interest in minerals claims in Western Mexico
Interest in various other mineral claims	215,959	65,150

	$3,017,332	$4,785,553

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

September 30, 2002
(unaudited)

4. SHARE CAPITAL

A. Authorized
100,000,000 common shares without par value

Issued
	Number	Amount
Balance, December 31, 2001	17,123,006	$15,010,776
For cash pursuant to private placement	2,050,000	819,513
For cash pursuant to private placement	380,000	200,600
For cash on exercise of share purchase warrants	77,000	29,337
Balance, September 30,2002	19,630,006	16,060,226

B. Stock-based Compensation

The Company has a formal written stock option plan under which incentive stock options for up to 1,000,000 shares of common stock are reserved for issuance and may be granted from time to time to directors, officers, employees and contractors. During the period ended September 30, 2002, 975,000 options were granted. Stock options previously granted by the Company and its predecessor, which by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company's formal stock option plan.

Stock option activity with respect to all of the Company's stock options is represented below:

	Number of Shares	ExercisePrice Range per Share	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,759,533	$0.27-0.49	$0.37
Granted	975,000	$0.55	$0.55
Outstanding at September 30,2002	2,734,533	$0.27-0.55	$0.44

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

September 30, 2002
(unaudited)

4. SHARE CAPITAL (Continued)
Additional information relating to stock options outstanding as of September 30, 2002 is presented below:

Options Outstanding	Options Exercisable

Exercise Price	Number of Shares	Weighted Average Exercise price	Weighted Average Remaining Contractual Life (years)	Number of Shares	Weighted Average Exercise Price
$0.27	91,092	$0.27	3.8	91,092	$0.27
$0.30	735,000	$0.30	3.3	735,000	$0.30
$0.39	3,850	$0.39	2.1	3,850	$0.39
$0.39	154,000	$0.39	7.1	154,000	$0.39
$0.45	53,900	$0.45	1.1	53,900	$0.45
$0.45	644,691	$0.45	6.1	644,691	$0.45
$0.49	77,000	$0.49	2.5	77,000	$0.49
$0.55	975,000	$0.55	4.3	975,000	$0.55
	2,734,533			2,734,533

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair market value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have reduced to the pro forma amounts indicated below:

Nine months ended September 30, 2002
Net loss
As reported	$(2,474,421)
Proforma	$(2,844,921)

Basic loss per share
As reported	$(0.13)
Pro forma	$(0.15)

Diluted loss per share
As reported	$(0.12)
Pro forma	$(0.14)

The fair value of each option grant is estimated on the date of grant to be $0.38 per share using the Black-Scholes option pricing model with the following weighted average assumptions for grants in the nine month period ended September 30, 2002: no dividends are to be paid, expected volatility of 86%; risk-free interest rate of 3.75%; and expected lives of five years.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

September 30, 2002
(unaudited)

5. RELATED PARTY TRANSACTIONS

A company controlled by the President of the Company was paid $76,500 for geological services during the nine months ended September 30, 2002.

A company controlled by a Director of the Company was paid $47,125 for geological services during the nine months ended September 30, 2002.

6. SUBSEQUENT EVENT

In the subsequent quarter, the Company closed a private placement of 1,650,000 units for proceeds of $907,500, each unit consisting of one common share and one share purchase warrant entitling the Purchaser to purchase one additional common share of the Company at a price of $0.60 per share during the first year and $0.70 per share during the second year.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd. (the "Company")
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
(604) 689-7644

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdiction in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of B.C. and Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The issue of up to 388,889 common shares pursuant to the Elk Property (the "Elk Agreement") with Wheaton River Minerals Ltd., ("Wheaton") wherein Wheaton will provide the Company with $350,000 flow-through funding for a work program to be conducted on the Company's Elk Property. Wheaton is granted the right under the agreement to convert such interest to shares of the Company at a rate of 1 share for each $0.90 of funding.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian$)	Exemption relied on	Length of any restriction or seasoning period
Wheaton River Minerals Ltd. 1500,700 West Pender Street Vancouver, B.C.	388,889	November 4, 2002	$0.90	Sec 74(2)(5)	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fees payable for filing this report with the British Columbia Securities Commission.

$350,000.10

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian)	Price per share (Canadian$)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 13th day of November, 2002.

Almaden Minerals Ltd.
Name of issuer (please print)

"Duane Poliquin"
Signature of authorized signatory

Duane Poliquin, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A" to BC Form 45-902 F

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Wheaton River Minerals Ltd. 1500-700 West Pender Street Vancouver, B.C.	604-684-9648 Info@wheatonriver.com	388,889 Shares	74(2)(5)

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd. (the "Company")
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
(604) 689-7644

4. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdiction in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of B.C. and Ontario.

5. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The issue of 122,077 common shares of the Company at a price of $0.65 per shares pursuant to a debt settlement with Solomon Resources Limited.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian$)	Exemtion relied on	Length of any restriction or seasoning period
Solomon Resources Limited 900-475 Howe Street, Vancouver, B.C.	122,077	November 13, 2002	$0.65	Rule 128(e)	4 months

7. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fees payable for filing this report with the British Columbia Securities Commission.

$79,350.00

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 13th day of November, 2002.

Almaden Minerals Ltd.
Name of issuer (please print)

"Duane Poliquin"
Signature of authorized signatory

Duane Poliquin, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A" to BC Form 45-902 F

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Solomon Resources Limited 900-475 Howe Street Vancouver, B.C.	604-669-6656 srb@bmts.bc.ca	122,077 Shares	Rule 128(e)